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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             INTERCO INCORPORATED
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   458507100
                   ------------------------------------------
                                (CUSIP Number)

               John F. Hartigan, Esq.   Morgan, Lewis & Bockius
                801 South Grand Avenue, Los Angeles, CA  90017
                                (213) 612-2500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 23, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.  458507100
          -------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Interco Partners, L.P.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                        (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*


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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or (E)                                                                 [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                7  SOLE VOTING POWER
 NUMBER OF      -0- shares of Common Stock
  SHARES        -----------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY
   EACH         -----------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH         -0- shares of Common Stock
                -----------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0- shares of Common Stock

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
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14  TYPE OF REPORTING PERSON*
          PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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            This Amendment No. 3 supplements and amends the Statement on
  Schedule 13D dated August 3, 1992, Amendment No. 1 thereto dated July 1, 1993 and Amendment No. 2 thereto dated December 9, 1994 (as so amended, the "Schedule 13D").

  Item 5.   Interest in Securities of the Issuer.
            -------------------------------------

     Item 5 is hereby amended to reflect the following information:

     As previously reported, the partners of Apollo Interco Partners, L.P. (the "Reporting Person") elected to dissolve the Reporting Person, and in that regard executed a Plan of Dissolution and Complete Liquidation of the Reporting Person (the "Plan of Dissolution") on December 9, 1994. The Plan of Dissolution, which became effective on December 23, 1994, effected a change in the nominal beneficial ownership of the shares previously beneficially owned by the Reporting Person but did not affect the Reporting Person's partners' pecuniary interests in such shares. In connection with the dissolution, the assets of the Reporting Person, including 33,981,920 shares of Common Stock of INTERCO INCORPORATED ("INTERCO SECURITIES") previously beneficially owned by the Reporting Person, were distributed effective December 30, 1994 to the partners of the Reporting Person pro rata. As a result of the dissolution, the Reporting Person no longer beneficially owns any warrants or shares of Common Stock of INTERCO INCORPORATED.

     Included as part of the INTERCO SECURITIES distributed pursuant to the Plan of Dissolution were 290,821 warrants to purchase INTERCO INCORPORATED Common Stock ("Warrants"), consisting of 173,108 Warrants acquired on August 3, 1992 and 117,713 Warrants obtained in accordance with anti-dilution adjustments under the Warrant Agreement between INTERCO INCORPORATED and Society National Bank dated August 3, 1992. Such anti-dilution adjustments were effected as a result of the November 17, 1994 distribution by INTERCO INCORPORATED to its stockholders of all of the common stock of two of its former subsidiaries, Converse Inc. and The Florsheim Shoe Company.

                                     - 2 -
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                                   SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  December 23, 1994

                    APOLLO INTERCO PARTNERS, L.P.

                    By: Apollo Investment Fund, L.P.,
                         General Partner
                        By: Apollo Advisors, L.P.,
                             Managing General Partner
                          By: Apollo Capital Management, Inc.,
                               General Partner


               By: /s/ Michael D. Weiner
                   -------------------------------------
                  Name:  Michael D. Weiner
                  Title: Vice President, Apollo Capital
                         Management, Inc.

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